UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 6, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

Ref.: Official Letter B3 1243/2023-SLS

Subject: Request for clarification on atypical oscillation

Dear Sir/Madam.

TIM S.A. (“TIM” or “Company”) clarifies the following, in compliance with Official Letter B3 nº 1243/2023-SLS ("Official Letter"). of November 1st, 2023. issued by the Superintendence of Listing and Supervision of Issuers ("SLS") of B3 - Brasil. Bolsa. Balcão (“B3”), transcribed below:

“In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we have requested that you inform by 11/03/2023. if there is any fact that you are aware of that can justify them.

Shares ON
Prices (R$ per share)
Date	Opening	Min.	Max.	Avg.	Last	Oscil. %	Neg. No	Quantity	Volume (R$)
19/10/2023	15.41	15.32	15.58	15.46	15.42	0.13	8,461	4,253,800	65,783,938.00
20/10/2023	15.38	15.19	15.51	15.31	15.19	-1.49	7,692	3,472,700	53,161,510.00
23/10/2023	15.20	15.08	15.31	15.19	15.17	-0.13	7,010	4,046,400	61,468,220.00
24/10/2023	15.25	15.16	15.34	15.24	15.25	0.53	8,623	4,080,800	62,184,219.00
25/10/2023	15.28	15.12	15.42	15.27	15.19	-0.39	9,769	4,128,400	63,025,938.00
26/10/2023	15.19	15.17	15.50	15.40	15.37	1.18	11,927	5,887,100	90,649,302.00
27/10/2023	15.41	14.92	15.47	15.10	14.95	-2.73	14,875	9,745,300	147,116,692.00
30/10/2023	14.98	14.94	15.14	15.03	14.96	0.07	11,437	5,328,200	80,093,568.00
31/10/2023	14.98	14.91	15.32	15.19	15.17	1.40	11,689	5,466,500	83,023,748.00
01/11/2023*	15.23	15.22	15.94	15.66	15.88	4.68	20,064	12,930,700	202,606,037.00

* Updated until 6:06 pm”

According to the stock market indexes, and looking, specifically at the Company's sector, it was observed that the value of the assets of the telecommunications sector increased on the date mentioned in the letter, however, TIM informs that there are no relevant facts or acts that, in its understanding, could justify possible atypical fluctuations in the quotation, in the volume traded and in the number of transactions carried out with its shares, in addition to the information already disclosed to the market.

As a reference, some price variations of assets of the sector, in the referred date, can be seen in the table below:

1

Ticker	Name	Price	Δ% day
TIMS3	TIM ON	15.83	4.4%
VIVT3	Vivo ON	47.53	5.1%
OIBR4	Oi PN	1.66	0.0%
OIBR3	Oi ON	0.61	3.4%
DESK3	Desktop ON	14.57	6.0%
FIQE3	Unifique ON	3.48	2.1%
BRIT3	Brisanet ON	3.09	2.0%

Without any further clarifications, we remain at your disposal to provide any additional information that may be required.

Rio de Janeiro, November 6th, 2023.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 6, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer